PSAV, Inc.

5100 N. River Road, Suite 300

Schiller Park, IL 60176

August 8, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	PSAV, Inc.
Registration Statement on Form S-1, Registration No. 333-206856.

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), PSAV, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-206856), and together with all exhibits thereto (collectively, the “Registration Statement”), which was initially filed on September 10, 2015 and was subsequently amended.

The Company is applying for withdrawal of the Registration Statement because PSAV Holdings LLC, the direct parent of the Company (“Parent”), has entered into a Stock Purchase Agreement (the “Purchase Agreement”), dated as of June 18, 2018, by and between Parent and Tucson Buyer LP. As a result of the Purchase Agreement, the Company is no longer pursuing an initial public offering. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company or any successor thereto or affiliate thereof.

Please send copies of the written order granting withdrawal of the Registration Statement to me at the above-mentioned address, e-mail address: wmarkowitz@psav.com, with a copy to Alexander D. Lynch, Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York, 10153, e-mail address: alex.lynch@weil.com.

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If you have any questions with respect to this matter, please contact Alexander D. Lynch of Weil, Gotshal & Manges LLP at (212) 310-8971.

Sincerely,

/s/ J. Whitney Markowitz

J. Whitney Markowitz
Chief Legal Officer & Secretary

cc: Alexander D. Lynch, Esq. – Weil, Gotshal & Manges LLP